September 30, 2009

Mr. Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:     Affymetrix, Inc. (File No. 000-28218)
       Form 10-K for the Fiscal Year Ended December 31, 2008, filed March 2, 2009
       Form 10-K/A for the Fiscal Year Ended December 31, 2008; filed April 30, 2009

Dear Mr. Cascio,

Affymetrix, Inc. (“the Company”) hereby responds to your letter dated August 31, 2009 regarding the review and comments of the Staff relating to our Form 10-K for the fiscal year ended December 31, 2008 and Form 10-K/A for the fiscal year ended December 31, 2008.  Thank you again for the courtesy of granting the Company an extension of time to respond to your comment letter.

Form 10-K for the year ended December 31, 2008

Item 7. Management’s Discussion and Analysis, page 34

Royalty and Other Revenue, page 41

•
Please tell us and disclose in future filings the nature of the non-recurring $90 million intellectual property payment received in January 2008 and the related accounting treatment.  Clarify the basis for recording the entire amount to revenue upon receipt and how this is consistent with your accounting policies discussed on page 35 and in Note 2 on page 63.

Affymetrix’ Response:

The Company is providing the following supplemental information to the Staff.  On January 10, 2008, the Company and Illumina, Inc. (“Illumina”) announced that they had entered into a settlement agreement to resolve their patent litigation. Under the terms of the settlement, Illumina agreed, without admitting liability, to make a one-time payment to the Company of $90 million. The Company agreed to dismiss with prejudice all lawsuits it had brought against Illumina. Illumina agreed to dismiss with prejudice its counterclaims in the relevant lawsuits. In exchange for the payment, the Company granted Illumina, its affiliates and its customers a perpetual covenant not to sue under specified patents for making, using or selling any of Illumina’s current products, evolutions of those products and services related thereto. In addition, the Company extended the covenant not to sue under specified patents for four years for making, using or selling Illumina products or services that are based on future technology developments. The covenant not to sue under specified patents covers all fields other than photolithography, the process by which the Company manufactures its arrays. The $90 million fee has been assessed as a delivered element as it grants Illumina a perpetual covenant not to sue under specified patents to make, use and sell its current products as well as evolution of those products and services as of the effective date.  The Company views this covenant not to sue under specified patents as being equivalent to a license contract arrangement in substance as it provides the counterparty a license right to make, sell and continue develop products without further legal exposure or risk.  The Company recognizes license revenues upon the execution of the agreement unless the Company has continuing performance obligations, in which case the license revenue is recognized ratably over the period of expected performance. Because there were no further performance obligations related to the $90 million payment the entire amount of the payment was recognized as revenue during the quarter ending March 31, 2008.

Pursuant to the Staff’s request, we will include revisions in future filings of our Forms 10-Q and 10-K.  Specifically, the second paragraph of the “Royalties and Other Revenue” paragraph of the Summary of Significant Accounting Policies footnote will read as follows:

“License revenues are generally recognized upon the execution of the agreement unless the Company has continuing performance obligations, in which case the license revenue is recognized ratably over the period of expected performance.  Included in the Consolidated Statement of Operations for the year ended December 31, 2008 is a one-time perpetual license to specified patents for $90 million.  The one-time perpetual license to specified patents was due to the settlement of intellectual property litigation.”

Restructuring, page 50

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Please tell us and disclose in future filings the specific reasons for the $37.2 million impairment of certain long-lived manufacturing assets.  Clarify the methodology and assumptions you used to determine the amount of the impairment.  In addition, the notes to your financial statements should disclose the specific assets that were impaired.

Affymetrix’ Response:

The Company is providing the following supplemental information to the Staff.  The combination of recent advances in technology that increased the density and yield of manufacturing chips and lower than expected demand for the Company’s products has required the company to rationalize its manufacturing capacity including the closure of the Company’s West Sacramento manufacturing facilities.  As a result the Company determined that indicators of impairment existed pursuant to the guidance of Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”).  In connection with this process, management evaluated the carrying value of the building as well as other manufacturing equipment used in the manufacture of probe arrays and instruments as a single asset group.

Since indicators of impairment existed, the Company determined the extent to which an impairment loss should be recognized by comparing the sum of discounted future cash flows to the carrying value of the asset group.  The discounted future cash flows were calculated from current sales projections which were based on historical sales trends and other information and estimated residual values which management believes are the best indicators of fair value. Since the net book value of the assets was greater than the fair value calculated by the discounted cash flow, an impairment charge was recorded.

Pursuant to the Staff’s request, in future filings of our Forms 10-Q and 10-K we will clarify the assets impaired were real property as well as equipment used in the manufacturing of probe arrays and instruments.  Specifically, the Company will insert the following language into the second paragraph of the “Fiscal 2008 Restructuring Plan” of the Restructuring footnote.  Italics have been added to identify the updated language:

“The Company estimates the total restructuring expenses to be incurred in connection with the 2008 Plan will be approximately $45.4 million.  Of this total, $8.2 million relates to employee severance and $37.2 million relates to non-cash charges associated with the abandonment and impairment of certain long-lived manufacturing assets.  The impaired assets primarily consisted of a building, leasehold improvements, and mask aligners and synthesizer equipment utilized in the manufacture of probe arrays. In accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”), the costs relating to employee severance are being recognized as expense over the remaining service periods of the employees.”

Financial Statements, page 51

Note 2 – Goodwill and Acquired Technology Rights, page 61

Note 10 – Goodwill and Acquired Technology Rights, page 81

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We reference your discussion on pages 45 and 61 that the continued decline in your stock price, the resulting book value per share being in excess of market value per share, other conditions in the business such as decreases in actual revenues as compared to forecasted revenues and additional restructuring activities were all indicators of impairment of goodwill and other intangibles. We also note that you performed an interim impairment assessment at December 31, 2008 using a market based approach and determined that the carrying amount of goodwill was not recoverable and recorded an impairment charge of $239.1 million for the entire balance of goodwill. Please respond to the following:

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Please provide us a summary of your goodwill impairment evaluation for the interim period ended December 31, 2008.  The response should: (1) identify the significant assumptions underlying your determination of the fair value of the reporting unit, (2) explain the basis for those assumptions, and (3) explain why you believe those assumptions are appropriate in GAAP.

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Please explain to us any significant changes in methods, models or assumptions used in evaluating goodwill for impairment as of December 31, 2008 from those applied in the third quarter 2008 or during the annual impairment test in June 2008.

•
Tell us how you determined that the entire amount of goodwill was not recoverable and the reason that the significant goodwill recorded in the fiscal 2008 acquisitions, particularly the December 31, 2008 acquisition, was not recoverable.  Please clarify the specific events or circumstances that resulted in an impairment of the entire amount of goodwill.

•	Considering the significant impairment in goodwill please tell us how you determined that the acquired technology rights were recoverable at December 31, 2008.

Affymetrix’ Response:

The Company is providing the following supplemental information to the Staff.
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The goodwill impairment calculations were performed pursuant to SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”).  We also considered SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, during our application of SFAS 142 and concluded there was one “Reporting Unit” as defined by SFAS 142.

(1)
The Company estimated the implied fair value of the Reporting Unit by adjusting the market capitalization of the Company with a “control premium.”  The control premium is the amount that a buyer is willing to pay over the current market price of a publicly traded company.  Management reviewed transactions involving companies of similar size in the biotechnology industry.  The control premium for these transactions ranged from 20% to 43%.  The Company determined that a 30% control premium was reasonable.  Finally, the implied fair value was compared to the Company’s net equity.  At the end of Fiscal Q2, the market capitalization was greater than net equity.  At the end of Fiscal Q3, the implied fair value was greater than the net equity, and no indication of impairment existed at the end of either quarter.  At the end of Fiscal Q4, the implied fair value was less than net equity.  Below is a summary of that quarterly analysis (amounts in millions except for Stock Price):

Quarter	Stock Price	Market Capitalization	Implied Fair Value	Net Equity	Excess Fair Value
Q2 FY 08	$10.29	$723	$940	$670	$270
Q3 FY 08	$7.74	$543	$706	$635	$71
Q4 FY 08	$2.99	$210	$273	$548	$(275)

(2)
Since an indication of impairment existed in the fourth quarter, the Company evaluated the discounted cash flows based on internal seven-year projections.  The Company’s internal seven-year projection used historical financial performance adjusted for future growth rates based on new product plans, market research estimates, and industry knowledge.  The Company’s assumptions included a residual annual revenue growth rate of 3.0% and a compounded annual growth rate for revenue of 13.7% during the full seven –year period.  The Company used a discount rate of 50% on the cash flows generated in each year of the projection.  The 50% rate was estimated to be the rate a Venture Capital firm would expect from a Company that is in the process of a significant product transition.

In addition to internally generated forecasts the Company also calculated a seven-year projection period based on estimates published by market analysts.  These projections used residual annual revenue growth rate of 3% and a compounded annual growth rate of 0.8% for the full period.  The Company used a discount rate of 17% on the cash flows generated from each year.  The 17% discount rate was calculated to be the Company’s weighted average cost of capital.

The two discounted cash flow methodologies resulted in calculated fair values of $366.6 million and $305.6 million, respectively.  Although the calculated fair values are greater than the $273 million implied fair value shown above, both were significantly less than the Company’s net equity.

(3)
The Company believes the methodology used, which resulted in a write off of Goodwill, was consistent with the requirements and guidance in FAS 142.  Where assumptions were used in the calculation of fair value, those assumptions were subject to management review and determined to be reasonable.

There were no significant changes in the Company’s methods of analysis in the second, and third, and fourth quarters of 2008.  However, during the fourth quarter the Company’s stock price and market capitalization declined significantly as shown above.  The Company’s analysis did not find that an indicator of impairment of goodwill existed until the fourth quarter of Fiscal 2008.

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After concluding that an indicator of impairment of goodwill existed, the Company evaluated the extent of the impairment.  In accordance with SFAS 142, the Company compared the implied fair value of the Reporting Unit with the recorded value.  Since the Company has determined that it is a single Reporting Unit, the recorded value of the Unit is equal to total Net Equity (after adjustment for any impairments recorded pursuant to SFAS 144).  Net Equity was reduced by the recorded Goodwill of $239.1 million and increased by $218.2 million which was the difference between the fair value and the book value of the Company’s convertible notes.   The implied fair value as determined above was lower than this adjusted Net Equity value of $527.1 million. In considering the hypothetical purchase price allocation required by SFAS 142, the fair value of the reporting unit’s assets and liabilities other than goodwill far exceeded the implied fair value, leaving no implied value for goodwill.  Accordingly, the Company recorded a full impairment of goodwill.

•
The Company acknowledges the unique circumstance of impairing goodwill from recent acquisitions.  In evaluating the goodwill from recent acquisitions, the Company considered the acquisitions as part of the single reporting unit, and factored the potential impact of a significant decline in the overall economy and market on future consolidated operations.  We believe the procedures proscribed by SFAS 142 results in a full impairment inclusive of the goodwill generated from acquisitions during 2008 since it was included in the sole Reporting Unit.

•
The acquired technology rights were tested pursuant to SFAS 144.  The Company was able to identify specific cash flows from products related to those assets.  The analysis was performed at the component level in contrast to the one Reporting Unit level used for evaluating goodwill.  In certain cases, the discounted cash flows of specific products were sufficient to support the carrying value of acquired technology rights.  In other cases, it was determined the discounted cash flows of certain acquired technology rights were insufficient to support the carrying value and an impairment was recorded.

Note 6 – Fair Value of Financial Instruments, page 76

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Please tell us the reason for the significant decrease in estimated fair value of your convertible notes at December 31, 2008 and the reason that the estimated fair value is significantly below the carrying value of the notes.

Affymetrix’ Response:

The Company is providing the following supplemental information to the Staff.  The estimated fair value of our convertible notes at December 31, 2008 was based on quoted market prices obtained using Bloomberg L.P. for these specific convertible notes and includes no management judgment or other estimation techniques.  Our 3.5% Notes were quoted at 32.00 and our 0.75% Notes were quoted at 99.10 equating to a fair value of $101.2 million and $0.1 million, respectively, for a combined fair value of $101.3 million.

Exhibits 31.1 and 31.2

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We note that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K.  Specifically, your Chief Executive Officer and Chief Financial Officer have included in their titles in the first line of the certification, and in the paragraph 4(d), you have removed the language “(the registrant’s fourth fiscal quarter in the case of an annual report).”  Further, paragraph 4(d) in each of the certifications accompanying your Forms 10Q for March 31, 2009 and June 30, 2009 refers to the fourth quarter.  Please ensure that in future filings the certifications conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Affymetrix’ Response:

The Company acknowledges the Staff’s comment regarding the Chief Executive and Chief Financial Officer certifications and will comply with Item 601(b)(31) of Regulation S-K in future filings.

Form 10-K/A for the year ended December 31, 2008

Item 11. Executive Compensation, page 3

Cash Performance Bonus Program, page 5

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We note that you have not provided a quantitative discussion of the financial and strategic targets that the Compensation Committee used in determining whether any awards would be made pursuant to the cash performance bonus program.  In future filings, please discuss the specific performance objectives established for the year.  Refer to Item 402(b)(2)(v) of Regulation S-K.

Affymetrix’ Response:

The Company acknowledges the Staff’s comments and will make enhanced disclosures in future filings.

Grants During 2008, page 6

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We note your disclosure that grants of equity awards are based on position, responsibilities, performance, and contribution of your named officers, as well as competitive equity award data from peer companies.  Tell us, and in future filings provide specific disclosure and analysis of how individual performance contributes to actual compensation for named executive officers.  For instance, we note that Mr. Fodor’s total equity awards increased 141% from the prior year and that Mr. Batty’s increased 159%; however, the reasons for the increase were not clear from the disclosure.  Please tell us, and in future filings discuss, the reasons for this change.

Affymetrix’ Response:

Our response to this comment is included in the following response.

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With respect to the data you have analyzed from peer companies in making equity award grants and other compensation decisions, please tell us, and in future filings discuss, how the grants to your named executive officers relate to the data, and identify the companies used in your comparison.  If any of your named executive officers received grants at materially different levels from the 50th percentile target, please provide discussion and analysis as to why.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Affymetrix’ Response:

We will make the Staff’s requested disclosures in future filings relating to how individual performance contributes to actual compensation for named executive officers.  When the factors and decisions are materially similar, the Company may address those named executive officers as a group.

In making equity awards grants and other compensation decisions, the Compensation Committee reviews two market surveys:

•	the Radford Global Life Sciences Survey for selected companies with more than 500 employees (the “Life Science Survey”); and

•	the Radford Executive Survey for technology companies with revenues between $200.0 million and $500 million (the “High Tech Survey”).

There are about 155 companies included in the Life Sciences Survey and about 200 included in the High Tech Survey.  In future filings, we will identify the Radford surveys and the number of companies included in such surveys.

In determining an executive’s compensation, the Compensation Committee takes into account market practice and retention concerns as well as the other factors disclosed in our 10K/A.  In 2008, the significant decline in our stock price resulted in limited retentive value in previously granted equity awards.  As a result of retention concerns and as a reward for the achievement of our 2007 corporate goals, the aggregate equity award values for 2008 for all of our named executive officers were between the 60th percentile and 75th percentile of the Life Science Survey to encourage their long-term commitment to our company.  Mr. King’s grants were slightly above this range because, as disclosed in the 10-K/A, he was compensated for his increased responsibilities as President of the company.  Dr. Fodor’s equity awards increased significantly in 2008 as compared to 2007 because Dr. Fodor did not receive any new equity awards in 2007.  In determining to grant equity awards to Dr. Fodor in 2008, the Compensation Committee took into account his knowledge of our industry and technology and his contribution to our current efforts to reengineer our platform and launch new products.  In granting equity awards to Mr. Batty in 2008, the Compensation Committee took into consideration his experience as a public company chief financial officer and his successful completion of our convertible debt financing in 2007.  Mr. Batty’s equity awards differed significantly in 2008 as compared to 2007 because in 2007 he received only new hire grants when he joined the Company in June 2007.  In addition, the amounts set forth for Mr. Batty in the Summary Compensation Table increased significantly from 2007 to 2008 because he only served during a portion of 2007, and therefore the dollar amount recognized by the Company for financial statement reporting purposes with respect to 2007 reflected his partial year of service.

Item 13.  Certain Relationships and Related Transactions, page 16

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It appears from your disclosure in Note 12 to the financial statements that notes receivable from employees were paid in full in 2008.  Please tell us why the repayment of these notes was not required to be disclosed pursuant to Item 404 of Regulation S-K.  Further, please explain why the fees and options in Perlegen Sciences, Inc. that were paid or granted in 2008 to Mr. Young and Dr. Berg were not required to be disclosed pursuant to Item 404.

Affymetrix’ Response:

As disclosed in Note 12 to the financial statements, note receivables from employees totaling $1.9 million were paid in full in 2008.  Of this amount, approximately $1.4 million (including principal and accrued interests) was repaid in January 2008 by Barbara Caulfield, our former general counsel who left our employment in June 2008.  The repayment of Ms. Caulfield’s loan was disclosed in our proxy statement filed April 28, 2008.  The remaining amount was repaid by employees who were not executive officers or directors of the company, and so disclosure was not required pursuant to Item 404 of Regulation S-K.

Item 404(a) requires disclosure of any transaction, since the beginning of the registrant’s last fiscal year, or any currently proposed transaction, in which the registrant was or is to be a participant, the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest.  As revised in 2006, Item 404(a) calls for disclosure if a registrant is a “participant” in such a transaction, rather than if it is a “party” to such transaction.  The adopting release (SEC Release No. 33−8732A) (the “Adopting Release”) notes that the purpose of this change is to more accurately connote the registrant’s involvement in a transaction by clarifying that “being a ‘participant’ encompasses situations where the company benefits from a transaction but is not technically a contractual ‘party’ to the transaction.”  Consistent with this guidance, as an example, the Adopting Release indicates that “disclosure would be required if a company benefits from a transaction with a related person that the company has arranged and in which it participates, notwithstanding the fact that it is not a party to the contract.”

We considered whether Affymetrix was a “participant” in the transactions between Perlegen Sciences, Inc. (“Perlegen”) and Mr. Young and Dr. Berg, respectively.  Mr. Young and Dr. Berg serve on the Affymetrix board of directors and, pursuant to Instruction 1 to Item 404(a), are “related persons” to Affymetrix.  Mr. Young is on the Perlegen board of directors, and Dr. Berg is a member of Perlegen’s scientific advisory board, and each receives a relatively small cash and equity fee from Perlegen for his service, valued at significantly less than $120,000.

As disclosed in Note 12 to the financial statements to Affymetrix’ Annual Report on Form 10-K for the year ended December 31, 2008, as of December 31, 2008, Affymetrix and certain of its affiliates held an approximately 22% ownership interest in Perlegen.  As disclosed in Affymetrix’ consolidated statements of operations for the year ended 2008, Perlegen contributed approximately 0.31% of Affymetrix’ total product sales and approximately 0.21% of Affymetrix’ total revenue for the year ended December 31, 2008.

We respectfully note that, as disclosed in such Note 12, Affymetrix does not control the strategic, operating, investing and financing activities of Perlegen.  Affymetrix did not arrange the transactions between Perlegen and Mr. Young and Dr. Berg, respectively, nor did it otherwise participate in these transactions.  Affymetrix has no control over the fees that Perlegen pays to its directors.  Moreover, Affymetrix did not benefit from these transactions, except indirectly as a minority stockholder of Perlegen.  We also considered the significance to investors of information regarding the transactions between Perlegen and Mr. Young and Dr. Berg, respectively.  After considering the foregoing factors, we determined that Affymetrix was not a “participant” in the transactions between Perlegen and Mr. Young and Dr. Berg, respectively, and that information regarding the transactions was not material to Affymetrix’ investors.

Finally, we respectfully note that although we determined that disclosure was not required under Item 404(a) for the above referenced transactions, we nevertheless provided information regarding the existence of these transactions, consistent with Affymetrix’s commitment to provide affirmative disclosure in compliance with the principles-based requirements of Item 407(a) of Regulation S-K with respect to transactions considered by our board of directors in determining director independence.  We also provided more detailed disclosure of Dr. Fodor’s relationship with Perlegen in the interests of principles-based disclosure for our investors because Dr. Fodor served as our chief executive officer during fiscal 2008.

Affymetrix will continue to monitor and review any transactions to ensure proper disclosure.

The Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John C. Batty
John C. Batty
Executive Vice President and Chief Financial Officer

cc:      Kevin M. King, Affymetrix, Inc.
John (Rick) Runkel, Esq., Affymetrix, Inc.
Sarah Solum, Davis, Polk & Wardwell
Rick Fezell, Ernst & Young LLP